UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2021 (No. 2)

Commission File Number 001-37846

CELLECT BIOTECHNOLOGY LTD.

(Translation of registrant’s name into English)

23 Hata’as Street

Kfar Saba, Israel 44425

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On August 24, 2021, Cellect Biotechnology Ltd. (the “Company”) issued a press release entitled “Cellect Biotechnology Reports Second Quarter 2021 Financial and Operating Results.” In addition, on the same day, the Company issued unaudited interim consolidated financial statements as of June 30, 2021, together with the Company’s Management Discussion and Analysis of Financial Condition and Results of Operations as of June 30, 2021.

Exhibits 99.2 and 99.3 to this Form 6-K and the statements under “Second Quarter 2021 Financial Results,” “Forward Looking Statements,” and the accompanying financial statements included in Exhibit 99.1 to this Form 6-K are hereby incorporated by reference into the Registrant’s Registration Statements on Form S-8 (Registration Nos. 333-214817, 333-220015, 333-225003 and 333-232230) and on Form F-3 (Registration Nos. 333-219614 and 333-229083).

Exhibit No.	Description

99.1	Press Release, dated August 24, 2021, titled “Cellect Biotechnology Reports Second Quarter and 2021 Financial and Operating Results”

99.2	Unaudited Interim Consolidated Financial Statements as of June 30, 2021

99.3	Management’s Discussion and Analysis of Financial Condition and Results of Operations as of June 30, 2021

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 24, 2021	CELLECT BIOTECHNOLOGY, LTD.

	By:	/s/ Eyal Leibovitz
Eyal Leibovitz Chief Financial Officer

2